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                            May 29, 2024

       Robert A. Garechana
       Executive Vice President and Chief Financial Officer
       Equity Residential
       Two North Riverside Plaza
       Chicago, Illinois 60606

                                                        Re: Equity Residential
                                                            ERP Operating
Limited Partnership
                                                            Form 10-K for the
fiscal year ended December 31, 2023
                                                            Filed February 15,
2024
                                                            File No. 001-12252
                                                            File No. 000-24920

       Dear Robert A. Garechana:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2023

       Item 8. Financial Statements and Supplementary Data
       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       17. Reportable Segments, page F-56

   1. We note you do not appear to provide a reconciliation for your segment measure of profit or loss of Net
operating income. In future periodic filings, including your subsequent interim Form 10-Q
filings, please provide a reconciliation to reconcile your segment measure to Net (loss)
income before income tax. Refer to ASC 280-10-50-30b.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Robert A. Garechana
Equity Residential
May 29, 2024
Page 2

       Please contact Peter McPhun at 202-551-3581 or Mark Rakip at 202-551-3573 with any questions.



FirstName LastNameRobert A. Garechana                   Sincerely,
Comapany NameEquity Residential
                                                        Division of Corporation
Finance
May 29, 2024 Page 2                                     Office of Real Estate &
Construction
FirstName LastName